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Exhibit 99.14

News Release
March 15, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE REPORTS FURTHER ON THE SALE OF ITS LIGHT METALS DIVISION

    Carpinteria, CA—March 15, 2000—Turbodyne Technologies Inc. (EASDAQ:TRBD) announces the following update on the bankruptcy sale of substantially all of the assets of its subsidiaries, Pacific Baja Light Metals Corporation, Baja Pacific Light Metals, Inc., and Optima Wheel, Inc. (collectively, the "Debtor").

    On December 14, 1999, the Bankruptcy Court entered an order authorizing the sale of substantially all of the assets of the Debtor to an assignee of Hawthorne Partners (the "Buyer").

    The order provided that the Buyer shall assume up to $1.2 million of liabilities arising from the Debtor's obligations to Mexican governmental agencies and utility providers. Turbodyne believes that these Mexican obligations do not exceed $1.2 million.

    The order also provided that the Buyer would not be responsible for the Debtor's obligations under any equipment lease, except to the extent the Buyer assumed such lease. All equipment leases of the Debtor which Turbodyne guaranteed have been assumed by the Buyer, except for one. Turbodyne believes that the obligation of the Debtor and Turbodyne, as guarantor, will not exceed $40,000 under the equipment lease rejected by the Buyer.

    The order also provided that the Buyer would not be responsible for the Debtor's obligations in connection with any employment or labor agreements or any pension plan of the Debtor. After reasonable inquiry, the Company has been unable to determine the amount of the contingent liabilities but believes that they will not have an adverse impact on its ability to remain a going concern.

    Turbodyne Technologies Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Investor Relations, Markus Kumbrink +49-69-975-44-665

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TURBODYNE REPORTS FURTHER ON THE SALE OF ITS LIGHT METALS DIVISION